UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Pavilion East, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry Into Material Definitive Agreement

Securities Exchange Agreement

As previously disclosed, on August 12, 2025, Nvni Group Limited. (the “Company”), entered into a securities purchase agreement with an institutional accredited investor (the “Purchaser”), pursuant to which the Company sold to the Purchaser an unsecured note in an aggregate principal amount of $4,200,000 for a subscription price of $3,500,000 (the “Existing Note”) due, subject to the terms therein, on the earlier of (i) November 10, 2025 and (ii) the date on which the closing of a Placement in which the Lead Investor is a participant occurs (as defined in the Existing Note). The Existing Note does not bear an interest rate and is a general unsecured obligation that ranks pari passu with all outstanding and future unsecured unsubordinated indebtedness issued by the Company.

On December 11, 2025, the Company entered into a Securities Exchange Agreement (the “Securities Exchange Agreement”) with the holder (the “Holder”) of the Existing Note in the aggregate outstanding principal amount of $5,040,000. Pursuant to the Securities Exchange Agreement, the Company and the Holder agreed to exchange the Existing Note for a new Senior Secured Convertible Note, with an aggregate principal amount of $5,662,000 (the “Exchange Note”), convertible into ordinary shares, par value $0.00001 per share (the “Conversion Shares)”.

Securities Purchase Agreement

On December 11, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Purchaser, pursuant to which the Company sold to the Purchaser a senior secured note in an aggregate principal amount of $2,865,000 for a subscription price of $2,550,000 (the “Note”) due, on April 15, 2027. The Note does not bear an interest rate and is a secured obligation, secured by collateral pursuant to security documents, that ranks pari passu with all outstanding and future unsecured unsubordinated indebtedness issued by the Company.

Registration Rights Agreement

In connection with entering into the Securities Purchase Agreement and the Securities Exchange Agreement, on December 11, 2025, the Company and the Holder entered into a Registration Rights Agreement (the “Registration Rights Agreement”) to file a registration statement for the resale of the Conversion Shares. The Company has agreed to file such registration statement within 45 days of the date of the Registration Rights Agreement.

Security Agreement

In connection with entering into the Securities Purchase Agreement and the Note, the Company and the holders of the Note (the “Secured Parties”) agreed to enter into, by no later than February 28, 2026, a Security Agreement (the “Security Agreement”) pursuant to which the Company shall grant the Secured Parties, pari passu with each other Secured Party and through the collateral agent (the “Collateral Agent”), a security interest in certain property of the Company to secure the prompt payment, performance and discharge in full of all of the Company’s obligations under the Notes.

Subsidiary Guaranty

In connection with entering into the Securities Purchase Agreement and the Note, Nuvini LLC, Nuvini Merger Sub, Inc., and Mercato Partners Acquisition Corporation, as guarantors (the “Guarantors”), agreed to enter into, by no later than February 28, 2026, a Subsidiary Guaranty with the Collateral Agent (the “Subsidiary Guaranty”). Pursuant to the Subsidiary Guaranty, the Guarantors shall provide guarantee of payment, performance and discharge in full of all of the Company’s obligations under the Notes.

The foregoing descriptions above of the Securities Purchase Agreement, the Note, the Securities Exchange Agreement, Exchange Note, the Registration Rights Agreement, the Security Agreement, and the Subsidiary Guaranty are only a summary of the material provisions and are qualified in their entirety by reference to the complete text of those agreements, forms of which are attached hereto as Exhibits 10.1 through 10.7 to this current report on Form 6-K and are incorporated herein by reference thereto.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
10.2	Form of Note
10.3	Form of Securities Exchange Agreement
10.4	Form of Exchange Note
10.5	Form of Registration Rights Agreement
10.6	Form of Security Agreement
10.7	Form of Subsidiary Guaranty

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: December 13, 2025	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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